Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 29, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: August 29, 2013

Exhibit 99.1

Contact:

Acorn International, Inc. Ms. Natalie Li Phone: +86-21-51518888 Ext. 2540 E-mail: natalie@chinadrtv.com www.chinadrtv.com

CCG Investor Relations

Mr. John Harmon, CFA, Sr. Account Manager

Phone: +86-8573-1014 (Beijing)

E-mail: john.harmon@ccgir.com

Mr. Crocker Coulson, President

Phone: +1-646-213-1915 (New York)

E-mail: crocker.coulson@ccgir.com

www.ccgirasia.com

Acorn International Reports Second Quarter 2013 Financial Results

SHANGHAI, China, August 29, 2013 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced unaudited financial results for the second quarter ended June 30, 2013.

Summary Results for the Second Quarter of 2013:

•	Net revenues were $40.9 million, a decrease of 11.2% from $46.1 million in the second quarter of 2012.

•	Gross profit was $22.4 million, a decrease of 3.4% from $23.2 million in the second quarter of 2012.

•	Gross margin increased to 54.7%, as compared to 50.3% in the second quarter of 2012.

•	Operating loss was $9.5 million, as compared to $7.4 million in the second quarter of 2012.

•	Net loss attributable to Acorn was $8.7 million, as compared to $5.2 million in the second quarter of 2012.

•	Basic and diluted loss per American Depositary Share (“ADS”, one ADS represents three ordinary shares) was $0.32, as compared to basic and diluted loss per ADS of $0.17 in the second quarter of 2012.

“Our net revenues declined in the second quarter of 2013 compared to the same period last year, primarily due to lower sales of mobile phones and consumer electronics products, which more than offset higher sales of our fitness products, electronic learning products, and collectible products. Due to intense market competition and a limited selection of mobile phone models available for TV infomercials, mobile phone product revenues declined considerably, though they still remained a top-3 product. Our electronic learning products are undergoing a transition from simply serving as learning devices to serving as an integrated learning platform with features including online tutoring, a student social network service, and access to online shops. Although electronic learning products revenues were higher than in the same quarter in 2012, the product line’s financial performance was below our expectations, as we invested heavily in a TV advertising marketing campaign and expanded our support team resources to address the new mobile Internet interactive features. In the meantime, we also invested in expanding our marketing and other support function teams as part of our long-term plan to increase our direct sales business and to improve our IT infrastructure for electronic learning products, business intelligence and data analysis. As such, we recorded a loss in a quarter. We will continue to test market new products in each product category to create additional revenue growth drivers,” said Mr. Don Yang, CEO of Acorn.

“We are disappointed with our second quarter 2013 financial results. However we are confident in our business models, and we are encouraged by revenues growth of our Internet sales through the platforms of China’s leading E-commerce companies. To enhance the operational efficiency of our call centers, we are restructuring our call center systems, upgrading our IT infrastructure and recruiting more experienced management,” said Mr. Robert Roche, Executive Chairman of Acorn.

Business Results for the Second Quarter of 2013:

•	Fitness products remained the largest product category in the second quarter of 2013, generating revenues of $16.6 million and representing 40.5% of total gross revenues. The Company plans to launch new fitness products in the second half of 2013.

•	Collectible products were the second-largest product category in the second quarter of 2013, generating revenues of $8.3 million and accounting for 20.3% of total gross revenues. The growth in collectible sales was primarily due to a collectible watch product and a collectible Renminbi currency product, which the Company expects to remain the main products in the collectible product category during the remainder of the year.

•	Sales generated from other direct sales platforms, which consist of outbound calls, Internet websites, and catalogs, increased 13.4% in the second quarter of 2013 compared to the second quarter of 2012. The increase in other direct sales was primarily due to strong growth in Internet sales, both from our proprietary website and the platforms of China’s leading E-commerce companies.

Financial Results for the Second Quarter of 2013:

Total net revenues were $40.9 million, a decrease of 11.2% from $46.1 million in the second quarter of 2012. Direct sales contributed to 86.6%, or $35.4 million, of total net revenues in the second quarter of 2013, representing a 17.7% decrease from $43.1 million in the same period of last year. The decrease in direct sales revenue mainly resulted from lower sales of mobile phones and consumer electronics.

Distribution sales net revenues increased 79.5% year-over-year to $5.5 million, from $3.1 million in the second quarter of 2012, primarily due to increased sales of electronic learning products, fitness products and health products. Sales of electronic learning products increased 45.8% year-over-year, primarily due to growing market recognition of our newer model products which incorporate mobile Internet interactive features and the price discounts offered to distributors on older models in the second quarter of 2012.

The table below summarizes the gross revenues of the Company in the second quarters of 2012 and 2013, respectively, broken down by product category:

	2013 Q2	Sales	2012 Q2	Sales
	$‘000%		$‘000%
Fitness products	16,631	40.5%	13,692	29.6%
Collectible products	8,346	20.3%	4,133	8.9%
Mobile phones	5,872	14.3%	14,104	30.5%
Electronic learning products	3,406	8.3%	2,335	5.1%
Health products	2,095	5.1%	1,180	2.6%
Cosmetics	579	1.4%	1,329	2.9%
Consumer electronics	144	0.4%	3,069	6.6%
Other products	3,957	9.7%	6,391	13.8%
Total gross revenues	41,031	100.0%	46,233	100.0%
Less: sales taxes	(90)		(106)
Total revenues, net	40,941		46,127

Cost of sales in the second quarter of 2013 was $18.5 million, representing a 19.2% decrease from $22.9 million in the second quarter of 2012, primarily due to the decrease in overall sales.

Gross profit in the second quarter of 2013 was $22.4 million, representing a 3.4% decrease as compared to $23.2 million in the second quarter of 2012. Gross margin was 54.7% in the second quarter of 2013, as compared to 50.3% in the same period of 2012. The increase in gross margin was largely due to larger contribution by fitness products, which generally carry higher gross margin, in our product mix.

Advertising expense was $11.5 million in the second quarter of 2013, down 10.7% from $12.9 million in the second quarter of 2012. Gross profit over advertising expense, a benchmark Acorn uses to measure return on its multiple sales platforms, was 1.94 in the second quarter of 2013, up from 1.80 in the second quarter of 2012 and also up from 1.89 in the first quarter of 2013. The improvement was due to a greater proportion from fitness products in the product mix, as well as the Company’s strategy to increase media spending on its most-profitable products.

Other selling and marketing expense was $12.9 million in the second quarter of 2013, up 11.3% from $11.6 million in the second quarter of 2012. The increase in selling and marketing expense despite a decrease in revenues resulted primarily from increased headcount for our telemarketing teams, tutoring services for electronic learning products, and business intelligence professionals, combined with higher wages.

General and administrative expense was $8.0 million in the second quarter of 2013, representing a 20.3% increase from $6.6 million in the second quarter of 2012, also owing to higher labor costs, primarily due to an increased number of support function personnel for business operation and support system development, and human resources and administration teams in support of increased headcount and expanded office space, also combined with higher wages.

Other operating income, net, was $0.4 million in the second quarter of 2013, as compared to $0.5 million in the second quarter of 2012.

The operating loss was $9.5 million, as compared to $7.4 million in the second quarter of 2012.

Other income, was $0.9 million, as compared to $3.0 million in the second quarter of 2012, which includes $1.9 million income from the sale of our Eroda trademark.

Share-based compensation was $111,603 in the second quarter of 2013, as compared to $124,392 in the second quarter of 2012.

We recorded an income tax expense of $0.1 million in the second quarter of 2013 as compared to an income tax expense of $0.9 million in the second quarter of 2012.

Net loss attributable to Acorn was $8.7 million, as compared to $5.2 million in the second quarter of 2012.

Basic and diluted loss per ADS was $0.32 compared to basic and diluted loss per ADS of $0.17 in the second quarter of 2012.

As of June 30, 2013, Acorn’s cash and cash equivalents, with current restricted cash and short-term investments, totaled $86.5 million, as compared to $101.5 million as of December 31, 2012. The decrease in the Company’s cash and cash equivalents was primarily due to the losses from operations for the first half year of 2013 and the $9.4 million non-current restricted cash, which was deposited to obtain long-term debt for a share repurchase transaction completed in March 2013.

Other Information

In August 2013, Yangya Zidian Co., Ltd. (“Yangya Zidian”) filed nine lawsuits in the Beijing First Intermediate People’s Court against Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”, a subsidiary of Acorn), alleging that Shanghai HJX had infringed its copyrights on nine electronic learning products. For each product, Yangya Zidian claimed that Shanghai HJX should delete the video “Studio Classroom” from its website, stop all infringing activities, cease manufacturing and sales of relevant electronic learning products, and publicly apologize and provide compensation for a loss of RMB 600,000 in each case (or RMB5.4 million in the aggregate). The Company is actively defending itself against the lawsuits and believes they will not have a material adverse effect on its financial condition.

Fiscal Year 2013 Business Outlook:

While fitness products revenues are expected to continue to grow, our management expects that related sales growth to slow as our Yierjian products enter the later stages of their product life cycles. In addition, due to lower-than-expected sales of electronic learning products, delays in the launch of and the underperformance of certain new products, and higher labor costs, Acorn is revising its previously announced earnings guidance. Acorn now expects full year 2013 revenues of between $190 million and $210 million and a net loss of between $27 million and $30 million.

Throughout the remainder of 2013, Acorn intends to focus on improving its call centers’ operational efficiency. Acorn also will continue its efforts to strengthen its Internet channels, including its proprietary website sales and sales on the platforms of China’s leading E-commerce companies, as well as database sales through its other direct sales channels. Additionally, Acorn will continue to strive to scale up sales of its electronic learning products and enhance their overall market recognition. Acorn anticipates additional new product launches throughout the remainder of the year and higher sales from its outbound telephone sales team leveraging Acorn’s customer data base. Furthermore, Acorn’s management remains focused on controlling costs across the organization to improve profitability.

These estimates are subject to change. Acorn also reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. EDT on August 29, 2013 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer investors’ questions. You may access the live interactive call via:

•	1-800-860-2442 (U.S. Toll Free)

•	1-412-858-4600 (International)

•	1-866-605-3852 (Canada Toll Free)

•	800-962475 (Hong Kong Toll Free)

•	10-800-120-2304 (China South Toll Free)

•	10-800-712-2304 (China North Toll Free)

Please dial-in approximately 5 minutes in advance to facilitate a timely start.

A replay will be available until 9:00 a.m. EDT on September 9, 2013 and may be accessed via:

•	1-877-344-7529 (U.S. Toll Free)

•	1-412-317-0088 (International)

•	Conference number: 10032816

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV airtime, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2013; Acorn’s expectations regarding its increased sales of fitness products and related rate of growth; Acorn’s ability to realize its planned new product launches and upgrades; Acorn’s ability to implement its business strategy to achieve revenue growth (including increased electronic learning products revenues) and improve profitability; the Company’s ability to improve its Internet sales, its outbound telephone sales and distribution channel sales; the Company’s ability to further enhance its direct sales platforms; and the Company’s ability to further enhance its call center efficiency and its overall cost-efficiency. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing the operating result to fluctuate and making them difficult to predict. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may results in a material adverse impact on the Company’s results of operations and financial conditions.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including SARFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2012 annual report on Form 20-F filed with Securities and Exchange Commission on April 18, 2013. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2012. The Company’s actual results of operations for the second quarter of 2013 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The condensed, consolidated financial statements included herein are unaudited. These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, and financial position. The results reported in these condensed, consolidated financial statements are unaudited and subject to change in conjunction with our annual audit and should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed, consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our 2012 consolidated financial statements.

- financial tables follow -

ACORN INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2012	June 30, 2013
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	90,975,155	84,453,218
Restricted cash	246,599	375,484
Short-term investments	10,271,142	1,669,769
Accounts receivable, net	14,279,638	9,111,268
Notes receivable	127,859	161,846
Inventory	22,619,874	23,401,558
Prepaid advertising expenses	8,562,723	7,404,408
Other prepaid expenses and current assets, net	12,144,929	8,606,313
Deferred tax assets, net	281,391	286,254

Total current assets	159,509,310	135,470,118
Prepaid land use right	7,952,068	8,001,601
Property and equipment, net	29,002,372	29,499,549
Acquired intangible assets, net	1,796,366	1,631,211
Investments in affiliates	8,111,603	8,226,886
Restricted cash	—	9,548,934
Other long-term assets	1,024,845	1,228,925

Total assets	207,396,564	193,607,224

Liabilities and equity
Current liabilities:
Accounts payable	11,137,295	10,767,968
Accrued expenses and other current liabilities	13,571,654	12,642,401
Notes payable	700,024	1,537,540
Income taxes payable	449,426	—
Deferred revenue	903,945	835,126

Total current liabilities	26,762,344	25,783,035
Long-term debt	—	8,506,698
Deferred tax liability	833,042	847,439

Total liabilities	27,595,386	35,137,172

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	946,175	949,372
Additional paid-in capital	161,056,595	161,285,810
Accumulated deficits	(1,965,802)	(17,531,023)
Accumulated other comprehensive income	30,720,703	33,427,838
Treasury stock, at cost	(11,463,946)	(20,109,451)

Total Acorn International, Inc. shareholders’ equity	179,293,725	158,022,546
Non-controlling interests	507,453	447,506

Total equity	179,801,178	158,470,052

Total liabilities and equity	207,396,564	193,607,224

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended June 30		6 Months Ended June 30
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
Direct sales	43,062,899	35,441,895	94,947,901	75,299,229
Distribution sales	3,063,849	5,499,526	19,293,795	17,415,163

Total	46,126,748	40,941,421	114,241,696	92,714,392

Cost of revenues
Direct sales	(20,076,929)	(14,842,831)	(46,847,985)	(33,376,627)
Distribution sales	(2,864,559)	(3,698,440)	(13,516,865)	(12,196,621)

Total	(22,941,488)	(18,541,271)	(60,364,850)	(45,573,248)

Gross profit
Direct sales	22,985,970	20,599,064	48,099,916	41,922,602
Distribution sales	199,290	1,801,086	5,776,930	5,218,542

Total	23,185,260	22,400,150	53,876,846	47,141,144

Operating (expenses) income
Advertising expenses	(12,902,859)	(11,518,599)	(28,735,819)	(24,585,727)
Other selling and marketing expenses	(11,552,324)	(12,861,093)	(24,866,230)	(26,164,953)
General and administrative expenses	(6,645,693)	(7,996,995)	(13,135,313)	(15,003,905)
Other operating income, net	549,176	433,923	1,361,382	1,279,904

Total operating expenses	(30,551,700)	(31,942,764)	(65,375,980)	(64,474,681)

Loss from operations	(7,366,440)	(9,542,614)	(11,499,134)	(17,333,537)
Other income	3,032,501	932,474	4,046,878	1,692,416

Loss before income taxes, and equity in losses of affiliates	(4,333,939)	(8,610,140)	(7,452,256)	(15,641,121)
Income tax (expenses) benefits
Current	1,384,275	(93,133)	2,196,152	95,988
Deferred	(2,252,622)	—	(2,252,622)	—

Total income tax (expenses) benefits	(868,347)	(93,133)	(56,470)	95,988
Equity in losses of affiliates	—	(21,401)	—	(88,086)

Net loss	(5,202,286)	(8,724,674)	(7,508,726)	(15,633,219)
Net loss attributable to noncontrolling interests	42,725	25,793	84,982	67,998

Net loss attributable to Acorn International, Inc.	(5,159,561)	(8,698,881)	(7,423,744)	(15,565,221)

Loss per ADS
Basic	(0.17)	(0.32)	(0.25)	(0.54)
Diluted	(0.17)	(0.32)	(0.25)	(0.54)
Weighted average number of ordinary shares used in calculating income per ADS (each ADS represents three ordinary shares)
Basic	89,960,438	82,445,254	89,953,271	85,808,151
Diluted	89,917,610	82,452,122	89,967,442	85,815,133

ACORN INTERNATIONAL, INC.

STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars)

	3 Months Ended June 30		6 Months Ended June 30
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss	(5,159,561)	(8,698,881)	(7,423,744)	(15,565,221)
Other comprehensive income
Foreign currency translation adjustments	(849,982)	2,280,970	(663,591)	2,707,135

Comprehensive loss	(6,009,543)	(6,417,911)	(8,087,335)	(12,858,086)
Comprehensive loss attributable to non-controlling interest	(44,857)	(19,042)	(86,623)	(59,947)

Comprehensive loss attributable to Acorn International, Inc.	(6,054,400)	(6,436,953)	(8,173,958)	(12,918,033)

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